April 7, 2005


Mail Stop 03-06

Henry W. Knueppel
President and Chief Operating Officer
Regal-Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

Re:	Regal-Beloit Corporation
      Amendment No. 1 to Registration Statement on Form S-3
      Filed March 29, 2005
		File No. 333-122823

Dear Mr. Knueppel:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your responses to prior comments 1 and 2. Although we do not necessarily agree with your analysis or concur with the conclusions set forth in your responses, we have elected not to comment further on those issues at this time.

Risk Factors - Page 3
2. Please revise to eliminate the second sentence of the introductory paragraph and revise as necessary to include a discussion of all material risks in your risk factor section.

Risks associated with our shareholder agreement with GE and sales of shares by GE - Page 8
3. You appear to address several risks in this section, such as risks relating to the possibility of a decline in your stock price, as well as the risk(s) relating to the value-sharing and price-protection provisions of the shareholder agreement. Please revise to provide this disclosure under separate risk factor captions. Please also ensure that the risk factor captions reflect the risks discussed in the associated text.
4. Please revise to explain the nature of the risk(s) associated with the existence of the value-sharing arrangement with GE currently described in the second paragraph of this risk factor.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel


cc (via fax):	Benjamin F. Garmer, III, Esq.
		Jay O. Rothman, Esq.
		Foley & Lardner LLP
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Henry W. Knueppel
Regal-Beloit Corporation
April 7, 2005
Page 1